MITSUBISHI UFJ FINANCIAL GROUP, INC.

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan

Tel. +81-3-3240-8111, Fax. +81-3-3240-7073

www.mufg.jp

April 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.
Attention:	Mr. Christian Windsor
Special Counsel
Office of Financial Services

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2015

Filed July 27, 2015

File No. 000-54189

Dear Mr. Windsor:

Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comment to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2015, and the Registrant’s response to the Staff’s comment, dated April 8, 2016, which was submitted on behalf of the Registrant by its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul, Weiss, Rifkind, Wharton & Garrison LLP at +81-3-3597-6306 (fax number +81-3-4496-6202) with any questions.

Sincerely,

/s/ Muneaki Tokunari
Name:	Muneaki Tokunari
Title:	Director, Managing Executive Officer and
Group Chief Financial Officer

cc:	Mr. John Nolan
Mr. Michael Volley
Ms. Alexandra M. Ledbetter
U.S. Securities and Exchange Commission

Mr. Tong Yu
Paul, Weiss, Rifkind, Wharton & Garrison LLP